Exhibit 5

                   [CORRERO, FISHMAN & CASTEIX, L.L.P. LETTERHEAD]

                                 August 3, 1995




          First Commerce Corporation
          210 Baronne Street
          New Orleans, LA 70112

          Gentlemen:

               We have acted as counsel for First Commerce Corporation, a Louisiana corporation (the "Company"), in connection with the Company's Registration Statement on Form S-4 (the "Registration Statement") covering up to 1,009,705 shares of common stock (the "Common Stock") of the Company (the "Shares") which the Company proposes to issue to shareholders of Peoples Bancshares, Inc. and Peoples Bank & Trust Company of St. Bernard in accordance with the Agreement and Plan of Merger (the "Plan") described in the Registration Statement.

               For the purposes of the opinions expressed below, we have examined the Registration Statement, the Plan, the Articles of Incorporation, as amended, and By-laws, as amended, of the Company, resolutions adopted by the Board of Directors and Executive Committee of the Company and such other documents and sources of law as we considered necessary to render the opinions hereinafter expressed.

               On the basis of the foregoing, we are of the opinion that the proposed issuance of the Shares has been duly authorized by all necessary corporate action, and such Shares, if and when issued in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable.

               We hereby consent (i) to be named in the Registration Statement under the heading "Legal Matters" as counsel for the Company and (ii) to the filing of this opinion as an Exhibit to the Registration Statement. In so doing we do not admit that we are "experts" within the meaning of the Securities Act of 1933.

                                        Yours sincerely,


                                        /s/ Anthony J. Correro, III
                                        Anthony J. Correro, III